Exhibit 99.5

December 31, 2022

By Email

Board of Directors

World Wrestling Entertainment, Inc.

1241 East Main Street

Stamford, CT 06902

Dear Board of Directors,

I appreciate your timely response to my December 20 letter. However, it is surprising that you did not address what I had sought to make clear in my letter – namely that we have a unique but narrow window of opportunity to maximize shareholder value by combining the upcoming media rights negotiations with a strategic review process the Board acknowledges is the right course of action for our shareholders – and that the only way to fully capture that opportunity is by having me – the Company’s founder and controlling shareholder – return as Executive Chairman at this critical time so that I can work alongside the management team to unify the decision making related to these two interconnected initiatives.

I would like to be clear that unless I have direct involvement and input as Executive Chairman from the outset, I will not be able to support or approve any media rights deals or strategic transaction (including any commitments made by or on behalf of the Company regarding a potential transaction or process). This position is not driven by self-interest or a lack of confidence in the Company’s management team, but rather by my commitment to doing what is best for WWE and all its shareholders and by my strong belief that maximizing the outcome of these processes will require close coordination and unified and efficient decision making. I sincerely hope we can work together to unlock this tremendous value potential.

There is no rationale for your position that my return to the Company “would not be prudent from a shareholder value perspective.” To the contrary, my return in the context of the media rights negotiations and a potential value maximizing strategic transaction is necessary precisely from a shareholder value perspective because it will allow WWE (as well as any transaction counterparties) to engage in these processes knowing they will have the support of the controlling shareholder. Further, the special committee of the Board has concluded its investigation and presumably all of its material findings have been publicly disclosed by the Company, and nothing has been communicated to me about any matter that would prevent me from returning to the Board. So while I am pleased to see that we all agree as to the Board’s fiduciary obligations to act in the best interests of WWE and all its shareholders, it remains unclear to me how the Board can discharge these obligations if it does not permit me to be actively involved in helping to lead these two interconnected initiatives from within the boardroom so that I can make a fully informed decision about whether any potential transaction creates the most value for all shareholders.

I also feel that it is necessary to clearly state my position that, in light of the fundamental nature of WWE’s media rights to the core value proposition and purpose of WWE, it would be improper for the Company or Board to take material steps towards any media rights deal without WWE shareholder support (particularly considering that a very clear majority of the voting power explicitly opposes the Company taking these steps without shareholder support).

Regarding the shareholder demand letter, I am glad to learn that following a review of the shareholder demand, the Board has determined that the demand does not warrant any further legal action. However, it is unfortunate that the Board would seek to use this conclusion to attempt to extract an agreement from me not to return to the Company. Any construct along these lines is entirely unacceptable, especially in light of the critical inflection points now facing the Company.

I would also like to clarify that my intention is to avoid the creation of any conflict of interest related to the special committee’s investigation or related matters because of my return to the Board. As Executive Chairman, and consistent with my prior actions, I would not interfere with any government investigations or the special committee’s and independent directors’ process in cooperating with those or related investigations and would fully support appropriate and tailored governance measures to insulate me from those matters, as well as any improvements to the Company’s internal controls determined to be appropriate by the independent directors. As I have previously conveyed, I also remain willing to continue working to finalize my reimbursement of the Company for its reasonable expenses incurred related to the investigation by and findings of the special committee to the extent not covered by insurance.

Finally, I would like to reiterate my full support for WWE’s management team and their leadership of the WWE franchise. It remains my sincere preference that we enable a cooperative path forward so that we can navigate these interconnected processes together, for the benefit of our shareholders. I look forward to hearing back from you promptly (and in any case by no later than January 5, 2023).

Sincerely,

Vince

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